EXHIBIT 99.15

LAMAQUE PROJECT, QUÉBEC, CANADA
TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Jacques Simoneau, P. Geo.

300 3e Avenue

Val-d’Or, QC

Tel: (819) 825-2541

Email: jacques.simoneau@eldoradogold.com

I, Jacques Simoneau, am a Professional Geologist, employed as Exploration Manager, Eastern Canada with  Eldorado Gold (Québec) Inc. located at 300 3e Avenue, Val-d’Or in the Province of Québec.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st, 2021.

I am a member in good standing of the Ordre des Géologues du Québec (OGQ No. 737).  I am a graduate in Geology from the Université de Montréal (1988). I have more then 25 years relevant experience in exploration geology, most of it related to gold exploration on projects similar to the Triangle Gold Deposit.

I have read the definition of “qualified person” (“QP”) set out in National Instrument 43-101/Regulation 43-101 (“NI 43-101”) and certify that be reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a QP for the purpose of NI 43-101.

I have been working full time on the Lamaque Project, including the Triangle Deposit, since February 2015, first with Integra Gold and since July 2017 with Eldorado Gold (Québec) Inc. My last site personal inspection was completed March 10, 2022.

I am responsible for items 4, 6, 7, 8, 9, 10, 11, 12 and 23, co-author of items 1, 18, and 24 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Val-d’Or, Québec, this 31st day of March 2022.

“Signed and Sealed”

Jacques Simoneau

Jacques Simoneau, P. Geo.

2021 Final Report